MARCI K. DONNELLY

Vice President & Assistant General Counsel

610-975-8213

mdonnelly@pvrpartners.com

July 31, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Mara L. Ransom

Re:	PVR Partners, L.P.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-16735

Dear Ms. Ransom:

The Partnership respectfully advises the Staff that the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

PVR Partners, L.P.
By:	PVR GP, LLC

By:	/s/ Marci K. Donnelly
Marci K. Donnelly
Vice President